September 17, 2025

James Clark
Chief Executive Officer
LSI INDUSTRIES INC
10000 Alliance Road
Cincinnati, Ohio 45242

       Re: LSI INDUSTRIES INC
           Registration Statement on Form S-3
           Filed on September 12, 2025
           File No. 333-290202
Dear James Clark:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Mark Reuter